Exhibit 99.1

VBL Therapeutics Provides Update on Long-Term Survival in Phase 2 Trials of

Patients with Multiple Tumor Types

Data to be Presented at 2017 BIO International Convention in San Diego, CA

TEL AVIV, Israel, June 19, 2017 – VBL Therapeutics (Nasdaq: VBLT) provided an update on the long term status and survival of patients from three completed Phase 2 trials, which investigated the company’s lead candidate, VB-111, respectively in recurrent glioblastoma (rGBM), recurrent platinum-resistant ovarian cancer and radioiodine refractory differentiated thyroid cancer. All three trials had previously shown signals of an overall survival benefit for VB-111. The company has continued to follow the survival of patients from these trials.

“We are pleased to report that in all three indications over 50% of patients have achieved long term survival following treatment with VB-111 as detailed below. Each of these Phase 2 trials enrolled difficult to treat patients for whom prior treatments had failed,” said Prof. Dror Harats, CEO of VBL Therapeutics. “In addition, we continue to follow patients from our Phase 1 studies, who responded to VB-111 and have now survived for more than 5 years, although they were end-stage patients whose tumors had previously progressed in spite of several lines of therapy. We are now conducting pivotal trials with the goal of investigating these survival benefits and providing data to support regulatory approval and commercialization of VB-111. Our GLOBE pivotal trial in rGBM has completed enrollment and we expect top line data from the full dataset becoming available in early 2018. We expect patient enrollment in our planned Phase 3 OVAL study in ovarian cancer to begin in the second half of 2017. In addition, we plan to launch a combination study of VB-111 with a checkpoint inhibitor in lung cancer by year-end 2017.”

Summary of Data

•	rGBM: In the Phase 2 study in rGBM patients, 12 months survival was 54% in patients who were treated with VB-111 through progression, including an rGBM patient who remains alive with complete response after 38 months, compared to 23% of patients who had limited exposure of a therapeutic dose of VB-111. According a meta-analysis, the 12 months survival on Avastin™ (bevacizumab) is only 24%.

•	Ovarian Cancer: In the Phase 2 study in recurrent platinum-resistant and refractory ovarian cancer, 53% of patients treated with a therapeutic dose of VB-111 in combination with paclitaxel were alive at 15 months, some of whom remain alive and are on active follow up. No patients in the sub-therapeutic dose were alive at the 15-month timepoint.

•	Thyroid Cancer: In the Phase 2 study in radioiodine refractory differentiated thyroid cancer, 53% of those who received multiple therapeutic doses of VB-111 were alive at 24 months, compared to 33% of those who received a single, sub-therapeutic dose of VB-111. 35% of patients on the therapeutic dose cohort remain alive at 39 to 46 months.

VBL’s presentation at BIO will take place tomorrow at 11.45am PDT in the San Diego Convention Center. A webcast of the live presentation can be viewed here: http://www.veracast.com/webcasts/bio/internationalconvention2017/17205139583.cfm.

About Ofranergene Obadenovec (VB-111)

Ofranergene obadenovec is a unique biologic agent that uses a dual mechanism to target solid tumors. Based on a non-integrating, non-replicating, Adeno 5 vector, ofranergene obadenovec utilizes VBL’s proprietary Vascular Targeting System (VTS™) to target the tumor vasculature for cancer therapy. Unlike anti-VEGF or TKIs, ofranergene obadenovec does not aim to block a specific pro-angiogenic pathway; instead, it uses an angiogenesis-specific sensor (VBL’s PPE-1-3x proprietary promoter) to specifically induce cell death in angiogenic endothelial cells in the tumor milieu. This mechanism retains activity regardless of baseline tumor mutations or the identity of the pro-angiogenic factors secreted by the tumor and shows activity even after failure of prior treatment with other anti-angiogenics. Moreover, ofranergene obadenovec induces specific anti-tumor immune response, which is accompanied by recruitment of CD8 T-cells and apoptosis of tumor cells. Clinical data indicate that continuous exposure to VB-111 can lead to attenuation of tumor growth and to tumor shrinkage, which can translate to survival benefit.

Ofranergene obadenovec completed a Phase 2 study in rGBM, which showed a statistically significant improvement in overall survival in patients treated with ofranergene obadenovec through progression, compared to either patients treated with ofranergene obadenovec followed by bevacizumab alone, or to historical bevacizumab data. In a Phase 2 trial for recurrent platinum-resistant ovarian cancer, ofranergene obadenovec demonstrated a statistically significant increase in overall survival and 60% durable response rate (as measured by reduction in CA-125), approximately twice the historical response with bevacizumab plus chemotherapy in ovarian cancer. In a Phase 2 study in recurrent, iodine-resistant differentiated thyroid cancer, ofranergene obadenovec met the primary endpoint demonstrating disease stabilization with a positive safety profile, along with a dose-response and evidence of an overall survival benefit. Ofranergene obadenovec has received Fast Track Designation for recurrent glioblastoma in the U.S. and orphan drug status for glioblastoma in both the U.S. and EU.

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >200 cancer patients and we have observed its efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 pivotal trial for recurrent Glioblastoma, conducted under an FDA Special Protocol Assessment (SPA).

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding the clinical development of ofranergene obadenovec (VB-111), including our expectations regarding the timing of results from the GLOBE study, our planned OVAL study and other intended studies, and VB-111’s therapeutic potential and clinical results. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. In particular, results from our pivotal Phase 3 clinical trial of ofranergene obadenovec (VB-111) in rGBM may not support approval of ofranergene obadenovec for marketing in the United States, notwithstanding the positive results seen in prior clinical experience. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2016. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors, LLC

(646) 597-6979

MEDIA CONTACT:

Matt Middleman

LifeSci Public Relations

(646) 627-8384